FORM 6-K



                       Securities and Exchange Commission
                             washington, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



For the month of        January                                        2004
                        --------------------------------        -----------
Commission File Number  000-23464
                        --------------------------------        -----------


                               Hummingbird Ltd.
-------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


                1 Sparks Avenue, Toronto, Ontario M2H 2W1, Canada
-------------------------------------------------------------------------------
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

           Form 20-F                          Form 40-F      X
                        ----------------                ----------------


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):


         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

               Yes                             No           X
                        ------------------              ------------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

                                 DOCUMENT INDEX



Document                                                               Page No.
--------                                                               --------

   1 News Release dated January 19, 2004 (CNN'S AARON BROWN TO DELIVER OPENING KEYNOTE AT SUMMIT 2004, HUMMINGBIRD'S
          WORLDWIDE CONFERENCE, IN HOLLYWOOD, FLORIDA"

   2 News Release dated January 21, 2004 (HUMMINGBIRD REPORTS STRONG FIRST QUARTER REVENUE AND EARNINGS, HUMMINGBIRD
          ENTERPRISE SALES UP 28%; ADJUSTED EPS $0.30)

   3      News Release dated January 28, 2004 (HUMMINGBIRD FIRST
          TO RELEASE COMPLETE CONNECTIVITY SUITE WITH NATIVE
          64-BIT SUPPORT FOR INTEL(R)ITANIUM 2-BASED PLATFORMS)

                                                                     Document 1

[GRAPHIC OMITTED]

         CNN'S AARON BROWN TO DELIVER OPENING KEYNOTE AT SUMMIT 2004,
           HUMMINGBIRD'S WORLDWIDE CONFERENCE, IN HOLLYWOOD, FLORIDA

         Award-winning journalist, with more than 25 years experience, will provide a unique perspective
  on the timely topic of corporate integrity and ethical workplace practices

Toronto - January 19, 2004 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), the world-leading developer of enterprise information management systems (EIMS), today announced that CNN's Aaron Brown will deliver the opening keynote speech at Summit 2004 which takes place February 22-25 in Hollywood, Florida. Brown is anchor of CNN's flagship, evening newscast NewsNight With Aaron Brown, as well as the lead anchor during breaking news and special events.

Hummingbird's fourth annual worldwide conference and technology showcase, Summit 2004, is being held at the Westin Diplomat Resort and Spa. Bringing together corporate executives and business and technical managers from leading companies around the world, attendees will share and learn about the business value and tangible return on investment in Hummingbird Enterprise(TM) solutions. Brown's keynote will follow opening remarks from Hummingbird's executive team led by Fred Sorkin, Chairman and CEO, who will discuss the company's strategic direction and key priorities for 2004.

Based in the network's New York bureau, Aaron Brown has more than 25 years of journalism experience. He also serves as host of CNN Presents, CNN's documentary series, and is the co-anchor during the network's election coverage. On September 11th, Brown played the lead role for CNN reporting live from several points in New York City, including Ground Zero.

In his keynote, Brown will offer authoritative perspectives and insights on the topic of corporate and personal integrity as it relates to the growing number of compliance and corporate governance regulations around the world. Today, corporate compliance and business ethics is an evolving, complex and challenging subject. Governments worldwide are legislating corporations to establish compliance standards and procedures and encouraging a raised awareness of the important ethical and legal issues in the workplace.

Summit 2004 will also feature keynote presentations from Mark Gilbert of Gartner Inc. who will provide an update on the latest technology trends influencing business environments in today's economic climate; and Ian Campbell of Nucleus Research who will discuss the value of managing intellectual assets and how to deploy technology to optimize the information chain.

"This year's keynote presenters include a prominent group of highly regarded professionals and industry experts selected to offer invaluable insights into the business and technology issues facing attendees every day," said Sorkin. "At Summit 2004, we will provide a forum for Hummingbird customers and partners who share similar interests, business challenges and opportunities. The special focus on Hummingbird Enterprise customer implementations will demonstrate the tangible ROI of Hummingbird solutions. We are confident that the time our customers invest in Summit 2004 will deliver the highest possible rate of return."

About Summit 2004

Registration for Summit 2004 is now open. Complete conference and registration information is available at http://events.hummingbird.com/summit/hollywood.html. Visitors to the site may subscribe to the Summit e-newsletter, which will provide the latest news on the event and conference-related opportunities. In addition, the interactive Hummingbird "My Agenda" system will allow attendees to plan their Summit 2004 experience directly from the website.

About Hummingbird Enterprise(TM)

Hummingbird Enterprise(TM) offers customers a 360(degree) view of their knowledge assets by bringing together Hummingbird's industry leading portal, connectivity, document management, records management, knowledge management, business intelligence, collaboration, and data integration solutions into an integrated enterprise information management system (EIMS). Hummingbird Enterprise offers everything organizations need to manage the entire lifecycle of their business content.

About Hummingbird

Headquartered in Toronto, Canada, Hummingbird Ltd. is a global enterprise software company employing approximately 1470 people in nearly 40 offices around the world. The revolutionary Hummingbird Enterprise(TM), an integrated information and knowledge management suite, manages the entire lifecycle of information and knowledge assets. Hummingbird Enterprise creates a 360-degree view of enterprise content with a portfolio of products that are both modular and interoperable. Today, five million users rely on Hummingbird to connect, manage, access, publish and search their enterprise content. For more information, visit: http://www.hummingbird.com

Hummingbird Contacts:
Inder Duggal                                 Michele Stevenson
Chief Financial Officer                      Manager, Media and Public Relations
Tel: 416-496-2200 ext. 2205                  Tel: 416-496-2200 ext. 2623
Fax: 416-496-2207                            Fax:  416-496-2207
inder.duggal@hummingbird.com                 michele.stevenson@hummingbird.com
----------------------------                 ---------------------------------

                                                                     Document 2

[GRAPHIC OMITTED]

                             FOR IMMEDIATE RELEASE
-------------------------------------------------------------------------------


          HUMMINGBIRD REPORTS STRONG FIRST QUARTER REVENUE AND EARNINGS
             Hummingbird Enterprise Sales up 28%; Adjusted EPS $0.30

Toronto - January 21, 2004 - Hummingbird Ltd. (TSX: "HUM" and NASDAQ: "HUMC"), a world-leading enterprise software solutions company, today reported its consolidated results for the first quarter ended December 31, 2003. The financial figures in this release are reported in U.S. dollars in accordance with U.S. generally accepted accounting principles, except where noted.

-------------------------------------------------------------------------------
SUMMARY OF FINANCIAL RESULTS
(millions of U.S dollars except share data)

                                                          Three Months Ended
                                                               December 31

                                                        2003            2002
                                                        ----            ----

Sales                                                   50.0            44.1

Net (Loss) Income                                       (1.3)            2.0

Diluted (Loss) Earnings Per Share                       (0.07)           0.11

Diluted Number of Shares (millions)                     17.6            18.3

Adjusted Net Income (Note)                               5.3             5.1

Adjusted Diluted Earnings Per Share                      0.30            0.28

Adjusted Diluted Number of Shares (millions)            17.7            18.3

Note: Adjusted Net Income comprises Net (Loss) Income excluding amortization of intangibles, deferred income tax rate adjustments all net of related taxes.

-------------------------------------------------------------------------------


"The continued growth of the Enterprise Information Management Systems (EIMS) revenue and strong earnings performance confirm that our strategy of establishing market leadership in the rapidly accelerating Enterprise Content Management (ECM) market segment is on track. We have built a solid foundation for sustainable revenue growth with the Hummingbird Enterprise suite and continue to see accelerated adoption of Hummingbird Enterprise across all our core markets," said Fred Sorkin, Chairman and Chief Executive Officer, Hummingbird Ltd. "Efficiency improvements, IT consolidation and risk mitigation continue to be the reasons our customers invest in the deployment of Hummingbird Enterprise as their content management platform of choice."

Key operational highlights of the quarter include:

o Continued traction for our line-of-business solutions introduced in fiscal 2003. In particular, the demand for Hummingbird Enterprise(TM) for ESRI and Hummingbird Enterprise(TM) for Contract Management is accelerating worldwide.

o The accelerated adoption of the Hummingbird Enterprise suite is evidenced by a sustained quarter over quarter growth of our

         Enterprise Information Management Systems (EIMS) revenue. The increased demand for enterprise content management solutions is robust across all of our key markets worldwide.

o Maintenance renewal continues to grow which provides the foundation for repeat business.

o As we continue to further consolidate our market leadership in our core legal and government market segments, we are successfully advancing our business activities in financial services and the manufacturing sectors.

o The inaugural European Summit was held on October 27 - 28, 2003 in Barcelona, Spain. The conference provided an excellent forum to showcase a wide range of innovative and repeatable solutions, built by our network of European customers and partners that extend the value of Hummingbird Enterprise across a wide range of industries such as legal, professional services, government, financial services and manufacturing. The success of the European Summit re-enforced the value of focusing on repeatable industry line-of-business solutions that extend the value of Hummingbird Enterprise.

 "We continue to focus on the fundamentals of our business. Our strategy is based on preserving our installed base of customers, delivering integrated products that address end-to-end content lifecycle requirements of our customers, and building out high value line of business and industry solutions," added Sorkin.

Financials

Sales for the quarter ended December 31, 2003 were $50.0 million representing a 13.5% increase from the quarter ended December 31, 2002. Hummingbird Enterprise revenues for the quarter were $33.1 million, a 28.4% increase from the same quarter last year.

Adjusted net income in the current quarter was $5.3 million, compared to $5.1 million in the first quarter of last year. Adjusted diluted earnings per share (based on adjusted net income) for this quarter was $0.30 compared to $0.28 for the corresponding period last year.

Adjusted net income is presented because management considers it to be a better metric to evaluate and compare the Company's quarterly performance of its core business since it excludes certain non-cash and non-recurring expenses. In addition, it is the primary method which management uses to plan and forecast the Company's results. Adjusted net income is not a recognized measure under Canadian or U.S. GAAP and the Company's method of calculating adjusted net income may differ from and accordingly may not be comparable to similarly titled measures used by other companies. Adjusted net income should not be considered in isolation and its presentation should not be construed as an alternative to net income (loss), determined in accordance with Canadian or U.S. GAAP, as an indicator of the Company's performance.

Expenses for the current quarter, excluding amortization of intangibles, increased to $36.1 million compared to $32.4 million for the first quarter of the previous fiscal year. The increase in current quarter expenses is primarily due to the inclusion of operating expenses of acquired companies that took place in second, third and fourth quarters of last year.

The first quarter of fiscal 2004 reported a net loss of $1.3 million, compared to a net income of $2.0 million for the first quarter of last year. This is primarily due to increased amortization of intangibles resulting from last year's acquisitions and an increase in income tax expense. The higher income tax expense resulted from adjusting deferred tax credit balances to current tax rates. Excluding this income tax impact, the Company would have reported a net income of $0.8 million. The diluted loss per share of $0.07 in the current quarter compares to a diluted earnings per share of $0.11 for the first quarter of last year.

Total assets as at December 31, 2003 were $366.5 million, compared to $365.8 million as at September 30, 2003. The Company's cash position including short-term investments, net of bank debt, was $113.4 million as at December 31, 2003. Cash flow generated from operations for the current quarter was $13.2 million. Deferred revenue was higher at $56.5 million, up from $54.7 million as at September 30, 2003.

In accordance with Canadian generally accepted accounting principles, the Company reported a net loss of $2.0 million and diluted loss per share of $0.12 for the quarter ended December 31, 2003, compared to a net income of $0.8 million and diluted earnings per share of $0.04 for the same period last year.

About Hummingbird

Headquartered in Toronto, Canada, Hummingbird Ltd. is a global enterprise software company employing approximately 1450 people in nearly 40 offices around the world. Hummingbird's revolutionary Hummingbird Enterprise(TM), an integrated information and knowledge management solution suite, manages the entire lifecycle of information and knowledge assets. Hummingbird Enterprise(TM) creates a 360-degree view of enterprise content with a portfolio of products that are both modular and interoperable. Today, five million users rely on Hummingbird to connect, manage, access, publish and search their enterprise content. For more information, please visit: www.hummingbird.com

Forward-looking statements in this press release, including statements relating to the Company's capital structure, future sales growth, profitability, competitive position and release of new products are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on assumptions made by and information currently available to the Company. Investors are cautioned that these forward-looking statements are subject to risks and uncertainties that may cause future results to differ materially from those expected. Such risks include, but are not limited to: the Company's ability to secure underwriting support and attract investors to its stock; the Company's ability to introduce new products in a timely manner and its ability to generate demand for, and gain market acceptance of, those products in an intensely competitive marketplace, where many of its competitors have substantially greater resources than the Company; the Company's ability to maintain revenue growth at current levels or anticipate a decline in revenue from any of its products; the Company's ability to reduce its costs to the extent required to maintain profitability should revenue decline; the Company's ability to hire, train, and retain highly qualified personnel; the Company's reliance on third party distribution channels as part of its sales and marketing strategy; and other risks detailed in the Company's various securities filings with the Securities and Exchange Commission and Canadian securities regulators.

Hummingbird Contacts:

Inder Duggal                                 Michele Stevenson
Chief Financial Officer                      Corporate Communications Manager
Hummingbird Ltd.                             Hummingbird Ltd.
Tel: 416 496-2200 ext. 2205                  Tel: 416 496-2200 ext. 2263
Fax: 416 496-2207                            Fax: 416 496-2207
inder.duggal@hummingbird.com                 michele.stevenson@hummingbird.com
----------------------------                 ---------------------------------

HUMMINGBIRD  LTD.
CONSOLIDATED BALANCE SHEETS                                                       U.S. GAAP
(thousands of U.S.$)

                                                                                    As at                    As at
                                                                                 December 31              September 30
                                                                                    2003                     2003
                                                                                    ----                     ----
                                                                                 (Unaudited)               (Audited)
ASSETS
CURRENT ASSETS
  Cash and cash equivalents                                                     $ 103,805                  $  94,583
  Short-term investments                                                           11,766                      9,425
  Accounts receivable                                                              52,918                     56,008
  Unbilled receivables                                                                396                        566
  Income taxes recoverable                                                            413                      3,226
  Inventory                                                                           763                        737
  Prepaid expenses                                                                  3,947                      3,997
  Other receivables                                                                 4,652                      4,007
--------------------------------------------------------------------------------------------------------------------
                                                                                  178,660                    172,549
OTHER ASSETS                                                                        3,382                      3,473
FIXED  ASSETS                                                                      13,689                     13,624
INTANGIBLES                                                                       170,743                    176,144
--------------------------------------------------------------------------------------------------------------------
                                                                                $ 366,474                  $ 365,790
====================================================================================================================
LIABILITIES
CURRENT LIABILITIES
  Accounts payable and accrued liabilities                                      $  27,762                  $  28,363
  Current portion of other long-term liabilities                                      960                        965
  Deferred revenue                                                                 56,532                     54,701
--------------------------------------------------------------------------------------------------------------------
                                                                                   85,254                     84,029
DEFERRED INCOME TAXES                                                              18,317                     17,776
OTHER LONG-TERM LIABILITIES                                                         2,364                      2,458
--------------------------------------------------------------------------------------------------------------------
                                                                                  105,935                    104,263
--------------------------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY
SHARE CAPITAL
   Authorized: unlimited common and preferred shares
   Issued and outstanding: 17,561,486 at December 31, 2003
                          and 17,544,953 at September 30, 2003                        164,616               164,307
ADDITIONAL PAID-IN CAPITAL                                                              3,510                 3,510
RETAINED EARNINGS                                                                      93,343                94,640
ACCUMULATED OTHER COMPREHENSIVE LOSS                                                     (930)                 (930)
--------------------------------------------------------------------------------------------------------------------
                                                                                      260,539               261,527
--------------------------------------------------------------------------------------------------------------------
                                                                                    $ 366,474             $ 365,790
====================================================================================================================




CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(thousands of U.S.$)
                                                                                         Three Months Ended
                                                                                            December 31
                                                                                  2003                      2002
                                                                                  ----                      ----
                                                                               (Unaudited)               (Unaudited)
Retained earnings, beginning of period                                          $ 94,640                   $ 98,864
Premium on shares repurchased                                                       --                       (3,462)
Net (loss) income for the period                                                  (1,297)                     2,004
--------------------------------------------------------------------------------------------------------------------
Retained earnings, end of period                                                $ 93,343                   $ 97,406
====================================================================================================================

HUMMINGBIRD  LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS                           U.S. GAAP
(thousands of U.S.$)


                                                           Three Months Ended
                                                               December 31
                                                          2003             2002
                                                          ----             ----
                                                       (Unaudited)     (Unaudited)
CASH PROVIDED BY (USED IN)
OPERATING ACTIVITIES
  Net (loss) income                                     $  (1,297)    $   2,004
  Add (deduct) items not affecting cash:
    Amortization of intangibles                             6,211         4,405
    Deferred income taxes                                     487        (1,040)
    Depreciation                                              942         1,062
  Changes in operating assets and liabilities:
    Accounts receivable                                     3,090         3,113
    Unbilled receivables                                      170           (19)
    Income taxes recoverable                                2,867        (4,337)
    Inventory                                                 (26)            1
    Prepaid expenses and other assets                         141          (552)
    Other receivables                                        (645)         (523)
    Accounts payable and accrued liabilities                 (601)          770
    Deferred revenue                                        1,831         1,474
--------------------------------------------------------------------------------
                                                           13,170         6,358
--------------------------------------------------------------------------------
INVESTING ACTIVITIES
Short-term investments - net (purchased) matured           (2,341)       16,050
Acquisitions - net of cash acquired                          (810)           --
Additions to fixed assets                                  (1,007)         (807)
--------------------------------------------------------------------------------
                                                           (4,158)       15,243
--------------------------------------------------------------------------------
FINANCING ACTIVITIES
  Repayment of other long-term liabilities                    (99)          (42)
  Shares repurchased                                           --        (6,431)
  Issuance of shares                                          309           884
--------------------------------------------------------------------------------
                                                              210        (5,589)
--------------------------------------------------------------------------------
INCREASE IN CASH AND CASH EQUIVALENTS                       9,222        16,012
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD             94,583        96,553
--------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF PERIOD                $ 103,805     $ 112,565
================================================================================

SUPPLEMENTARY CASH FLOW INFORMATION
  Interest paid                                                 2            13
  Income taxes paid                                           216         7,266
  Interest received                                           242           340

HUMMINGBIRD  LTD.
CONSOLIDATED STATEMENTS OF INCOME                                      U.S. GAAP
(thousands of U.S.$, except share data)


                                                                    Three Months Ended
                                                                        December 31
                                                                   2003             2002
                                                                   ----             ----
                                                                (Unaudited)    (Unaudited)


SALES                                                       $      50,007    $   44,076
COST OF SALES                                                       5,715         3,849
----------------------------------------------------------------------------------------
GROSS PROFIT                                                       44,292        40,227
----------------------------------------------------------------------------------------
EXPENSES
  Sales and marketing                                              20,840        18,936
  Research and development                                          9,937         8,666
  General and administration                                        5,304         4,841
  Amortization of intangibles                                       6,211         4,405
----------------------------------------------------------------------------------------
TOTAL EXPENSES                                                     42,292        36,848
----------------------------------------------------------------------------------------
OPERATING INCOME                                                    2,000         3,379
INTEREST AND OTHER INCOME, NET                                        257           518
----------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES                                          2,257         3,897
INCOME TAX EXPENSE                                                  3,554         1,893
----------------------------------------------------------------------------------------
NET (LOSS) INCOME                                           $      (1,297)   $    2,004
========================================================================================
BASIC (LOSS) EARNINGS PER SHARE                             $       (0.07)   $     0.11
========================================================================================
DILUTED (LOSS) EARNINGS PER SHARE                           $       (0.07)   $     0.11
========================================================================================
BASIC WEIGHTED AVERAGE NUMBER OF
       SHARES (in thousands)                                       17,551        18,170
========================================================================================
DILUTED WEIGHTED AVERAGE
       NUMBER OF SHARES (in thousands)                             17,551        18,318
========================================================================================
RECONCILIATION TO CANADIAN GAAP
NET (LOSS) INCOME, U.S. GAAP                                $     (1,297)    $    2,004
Amortization of intangibles                                         (787)        (1,950)
Income taxes                                                          55            725
========================================================================================
NET (LOSS) INCOME, Canadian GAAP                            $     (2,029)    $      779
========================================================================================
BASIC (LOSS) EARNINGS PER SHARE, Canadian GAAP              $      (0.12)    $     0.04
========================================================================================
DILUTED (LOSS) EARNINGS PER SHARE, Canadian GAAP            $      (0.12)    $     0.04
========================================================================================
BASIC WEIGHTED AVERAGE
       NUMBER OF SHARES (in thousands), Canadian GAAP              17,551        18,170
========================================================================================
DILUTED WEIGHTED AVERAGE
       NUMBER OF SHARES (in thousands), Canadian GAAP              17,551        18,318
========================================================================================

HUMMINGBIRD  LTD.
PROFORMA SUPPLEMENTAL INFORMATION
RECONCILIATION OF NET INCOME TO ADJUSTED NET INCOME
(thousands of U.S.$, except share data)


                                                                             U.S. GAAP

                                                                        Three Months Ended
                                                                            December 31
                                                                     2003                    2002
                                                                     ----                    ----
                                                                   (Unaudited)            (Unaudited)

Net (loss) income, U.S. GAAP                                     $  (1,297)             $   2,004

Adjusted for:
  Restructuring and other charges                                       -                      -
  Amortization of intangibles                                        6,211                  4,405
  In-process research and development expense                           -                       0
  Income tax effect on above items                                  (1,797)                (1,311)
  Deferred income tax rate adjustments - increase                    2,141                     -
  Investment tax credits                                                -                      -
===========================================================================================================

ADJUSTED NET INCOME                                              $   5,258              $   5,098

===========================================================================================================

ADJUSTED BASIC EARNINGS PER SHARE                                $    0.30              $    0.28
===========================================================================================================

ADJUSTED DILUTED EARNINGS PER SHARE                              $    0.30              $    0.28
===========================================================================================================
BASIC WEIGHTED AVERAGE NUMBER OF
       SHARES (in thousands)                                        17,551                 18,170
===========================================================================================================
ADJUSTED DILUTED WEIGHTED AVERAGE
       NUMBER OF SHARES (in thousands) (Note)                       17,683                 18,318
===========================================================================================================

Note:    The adjusted diluted weighted average number of shares for the three months ended December 31,
         2003 differs from the number shown in the US GAAP Consolidated Statements of Income, where the diluted number of shares presented is impacted by anti-dilutive provisions for that period.


                                                                     Document 3

                              [GRAPHIC OMITTED]
     Hummingbird First To Release Complete Connectivity Suite With Native
             64-Bit Support for Intel(R) Itanium 2-Based Platforms

Support delivered in the entire Hummingbird Connectivity(TM) 9.0 product family including Exceed(R), NFS Maestro(TM) and HostExplorer(R)

Toronto - January 28, 2004 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), the world-leading developer of enterprise information management systems (EIMS), today announced it is the first connectivity vendor to offer a complete suite of 64-bit native connectivity software for Intel(R) Itanium 2 processor platforms. The Hummingbird suite of Connectivity(TM) 9.0 family of products include the award winning X Server Exceed(R), NFS Maestro(TM) and HostExplorer(R).

"Hummingbird Connectivity 64-Bit products deliver higher reliability and improved performance, allowing our customers to reduce costs, increase productivity and improve the effectiveness of their business operations," said Barry Litwin, president, Hummingbird Ltd. "This latest release is a testament to our commitment to current and future technologies as we continue to meet the changing needs of our customers."

Hummingbird is the only vendor in this market segment to offer 64-bit support for its entire suite of connectivity software comprised of PC X Server, Network Terminal Emulation and PC-based Network File System (NFS) software. Hummingbird supports the 64-bit Intel(R) Itanium(R) 2 processor, as well as the latest 64-bit Microsoft operating systems including Windows XP 64-Bit Edition Version 2003 and Windows Server 2003, Enterprise Edition for Itanium 2-based systems.

"Intel welcomes this release of the Hummingbird Connectivity 9.0 64-Bit product family," said David L. Brown, general manager, Solutions Enabling Division, Intel Corporation. "Hummingbird's support for the Itanium processor family is evidence of continuing adoption of Intel Architecture for business critical applications."

The 64-bit Itanium architecture offers enhanced speed and heavy data calculation capabilities. This platform will interoperate with existing applications allowing an enterprise to take full advantage of its current investment in IT infrastructure.

64-Bit Benefits

Key applications that benefit from the increased power and flexibility of 64-bit computing include:

o Financial and scientific modeling applications that work with large sets of data in memory;

o Large scale database and data warehouses that are used in areas such as CRM (customer relationship management), SCM (supply chain management), ERP (enterprise resource planning) and DRM (digital rights management);

o Mathematical performance and precision applications, including financial analysis, statistics, simulation, modeling, finite elements calculation, physics, compression;

o Digital content creation applications, such as, computer-aided design, manufacturing and engineering (CAD, CAM and CAE).

Availability: The Hummingbird Connectivity(TM)64-Bit Edition products are now available. For more information, visit the Hummingbird Web site at: http://www.hummingbird.com/go64


About Hummingbird Connectivity(TM)

Hummingbird Connectivity is a comprehensive set of core network technologies that enables the enterprise to connect to any type of legacy system. The feature-rich and robust security suite of products include Exceed(R), NFS Maestro(TM), HostExplorer(TM) and Connectivity Secure Shell(TM). Hummingbird Connectivity seamlessly delivers enterprise mission critical data to the user desktop. Based on robust and recognized standards, every Hummingbird Connectivity product is designed to bridge the gap between legacy systems and enterprise users by delivering the quickest, easiest, and most secure single point of access to Unix systems, Mainframes and AS/400s.

About Hummingbird

Headquartered in Toronto, Canada, Hummingbird Ltd. is a global enterprise software company employing approximately 1470 people in nearly 40 offices around the world. The revolutionary Hummingbird Enterprise(TM), an integrated information and knowledge management suite, manages the entire lifecycle of information and knowledge assets. Hummingbird Enterprise creates a 360-degree view of enterprise content with a portfolio of products that are both modular and interoperable. Today, five million users rely on Hummingbird to connect, manage, access, publish and search their enterprise content. For more information, please visit: http://www.hummingbird.com

Forward-looking statements in this press release, including statements relating to the Company's capital structure, future sales growth, profitability, competitive position and release of new products are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on assumptions made by and information currently available to the Company. Investors are cautioned that these forward-looking statements are subject to risks and uncertainties that may cause future results to differ materially from those expected. Such risks include, but are not limited to: the Company's ability to secure underwriting support and attract investors to its stock; the Company's ability to introduce new products in a timely manner and its ability to generate demand for, and gain market acceptance of, those products in an intensely competitive marketplace, where many of its competitors have substantially greater resources than the Company; the Company's ability to maintain revenue growth at current levels or anticipate a decline in revenue from any of its products; the Company's ability to reduce its costs to the extent required to maintain profitability should revenue decline; the Company's ability to hire, train, and retain highly qualified personnel; the Company's reliance on third party distribution channels as part of its sales and marketing strategy; and other risks detailed in the Company's various securities filings with the Securities and Exchange Commission and Canadian securities regulators.

Hummingbird contacts:
Inder Duggal                             Michele Stevenson
Chief Financial Officer                  Manager, Media and Public Relations
Tel: 416-496-2200 ext. 2205              Tel: 416-496-2200 ext. 2623
inder.duggal@hummingbird.com             michele.stevenson@hummingbird.com
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                                  SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              Hummingbird Ltd.
                                           ------------------------------------
                                                (Registrant)


Date:    February 3, 2004             By:  / s / Inder P.S. Duggla
         ------------------                ------------------------------------
                                                (Signature)
                                                Inder P.S. Duggal
                                                Chief Financial Officer and
                                                Chief Controller